Exhibit 99.1

FOR IMMEDIATE RELEASE	TSX: SLW
Aug 11, 2010	NYSE: SLW

SILVER WHEATON REPORTS RECORD SECOND QUARTER EARNINGS

Vancouver, British Columbia – Silver Wheaton Corp. (“Silver Wheaton” or the “Company”) (TSX, NYSE:SLW) is pleased to announce its unaudited results for the second quarter ended June 30, 2010.

SECOND QUARTER HIGHLIGHTS

-	Net earnings increased by almost 200% to a record US$53.3 million (US$0.16 per share), compared with US$18.4 million (US$0.07 per share) in 2009.

-	Operating cash flows increased by more than 150% to US$67.0 million (US$0.20 per share)[1], compared with US$26.5 million (US$0.09 per share)[1] in 2009.

-	Attributable silver equivalent production of 5.7 million ounces (5.3 million ounces of silver and 5,800 ounces of gold), representing an increase of 33% over the comparable period in 2009.

-	Record silver equivalent sales of 5.1 million ounces (4.6 million ounces of silver and 7,600 ounces of gold), representing an increase of 74% over the comparable period in 2009.

-	Total cash costs[1] of US$4.03 per silver equivalent ounce, compared with US$3.99 per ounce in 2009.

-	Cash operating margin[1] increased by 44% to US$14.45 per silver equivalent ounce, compared with US$10.05 per ounce in 2009.

-	Production at Goldcorp Inc.’s world-class gold-silver-lead-zinc Peñasquito mine continued to ramp up on or ahead of schedule, with the second sulphide processing line achieving mechanical completion ahead of its previously expected third quarter completion date. Peñasquito‘s Line 1 is regularly operating at a designed daily throughput of 50,000 tonnes, and Line 2 is now in the commissioning phase and ramping up to add another 50,000 tonnes per day of capacity. Upon completion of the high pressure grinding circuit, Peñasquito is anticipated to ramp up to full production capacity of 130,000 tonnes per day by early 2011. Annual production attributable to Silver Wheaton from the mine is expected to average approximately 7 million ounces of silver over the estimated 22 year mine life.

-	Barrick Gold Corp.’s world-class gold-silver Pascua-Lama project remains on track to enter production in the first quarter of 2013. Detailed engineering and procurement is nearing completion with many major items now purchased. Once in production, Pascua Lama is forecast to be one of the largest and lowest cost gold mines in the world with average annual production attributable to Silver Wheaton, in its first five years, of approximately 9 million ounces of silver. Pascua-Lama is a long-life asset with an expected mine life in excess of 25 years.

________________
1 Refer to discussion on non-GAAP measures at the end of this press release.

-	Acquired, by way of a private placement financing, 1.8 million units of Ventana Gold Corp. for total consideration of C$20.7 million (US$19.8 million). As part of this transaction, Silver Wheaton has been granted a right of first refusal over any silver streams relating to Ventana’s Colombian properties, including the highly prospective La Bodega project, which has the potential to host a world-class gold deposit with significant silver by product credits.

-	Subsequent to quarter end, Goldcorp completed the sale of the San Dimas mine to Primero Mining Corp. (“Primero”). In conjunction with the sale, Silver Wheaton agreed to amend its silver purchase agreement relating to the mine. The term of the silver purchase agreement, which was set to expire in 2029, has been extended to life of mine. During the first four years following closing of the transaction, Primero will deliver to Silver Wheaton a per annum amount equal to the first 3.5 million ounces of payable silver produced at San Dimas and 50% of any excess, plus Silver Wheaton will receive an additional 1.5 million ounces of silver per annum to be delivered by Goldcorp. Beginning in the fifth year after closing, Primero will deliver to the Company a per annum amount equal to the first 6 million ounces of payable silver produced at San Dimas and 50% of any excess. Goldcorp will continue to guarantee the delivery by Primero of all silver produced and owing to the Company until 2029, and a payment of US$0.50 per ounce for any shortfall below 215 million cumulative silver ounces delivered to Silver Wheaton by the end of 2031. Primero has provided Silver Wheaton with a right of first refusal on any metal stream or similar transaction it enters into.

“Another very solid quarter resulted in record sales and earnings,” said Peter Barnes, Chief Executive Officer of Silver Wheaton. “With Goldcorp’s Peñasquito mine in Mexico, the first of our cornerstone assets, continuing to ramp up silver production ahead of schedule, we look forward to an even stronger second half to the year and maintain our annual attributable silver equivalent production guidance of 23.5 million ounces. In the face of continued global economic uncertainty, the price of silver performed very well in the quarter, leading to record cash operating margins of US$14.45 per ounce, and clearly demonstrating the advantages of Silver Wheaton’s business model of low fixed operating costs.”

“Two transactions, both having potential to further increase Silver Wheaton’s industry leading production growth profile, were also completed in the quarter. First, in connection with Goldcorp’s sale of its San Dimas mine to Primero Mining, an emerging mid-tier gold producer, Silver Wheaton agreed to amend its silver purchase agreement to the benefit of both parties. The final agreement provides Silver Wheaton with a Goldcorp guarantee, extends the agreement from a fixed term to life-of-mine and, most importantly, incentivizes Primero Mining to increase silver production at this high-quality, low-cost, mine.”

“Second, Silver Wheaton acquired a right of first refusal over any silver streams relating to Ventana Gold Corp.’s Colombian properties, including its flagship high-grade gold-silver La Bodega project, one of the most exciting gold discoveries in the last decade. As Ventana continues to advance this potential world-class project closer to production and evaluates project financing options, we anticipate working towards completing a silver streaming agreement.”

This earnings release should be read in conjunction with Silver Wheaton’s unaudited MD&A and Financial Statements, which are available on the Company’s website at www.silverwheaton.com and have been posted on SEDAR at www.sedar.com.

A conference call will be held Thursday, August 12, 2010, starting at 11:00 am (Eastern Time) to discuss these results. To participate in the live call use one of the following methods:

Dial toll free from Canada or the US:	1- 888-231-8191

Dial from outside Canada or the US:	1-647-427-7450
Pass code:	80637046
Live audio webcast:	www.silverwheaton.com

Participants should dial in five to ten minutes before the call.

The conference call will be recorded and you can listen to an archive of the call by one of the following methods:

Dial toll free from Canada or the US:	1-800-642-1687
Dial from outside Canada or the US:	1-416-849-0833
Pass code:	80637046
Archived audio webcast:	www.silverwheaton.com

About Silver Wheaton

Silver Wheaton is the largest silver streaming company in the world. Forecast 2010 production, based upon its current agreements, is 22.2 million ounces of silver and 20,000 ounces of gold, for total production of 23.5 million silver equivalent ounces. By 2013, annual production is anticipated to increase significantly to approximately 38 million ounces of silver and 59,000 ounces of gold, for total production of over 40 million silver equivalent ounces. This growth is driven by the Company’s portfolio of world-class assets, including silver streams on Goldcorp’s Peñasquito mine and Barrick’s Pascua-Lama project.

CAUTIONARY NOTE REGARDING FORWARD LOOKING-STATEMENTS

The information contained herein contains “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation. Forward-looking statements, which are all statements other than statements of historical fact, include, but are not limited to, statements with respect to the future price of silver and gold, the estimation of mineral reserves and resources, the realization of mineral reserve estimates, the timing and amount of estimated future production, costs of production, reserve determination and reserve conversion rates. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Silver Wheaton to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: fluctuations in the price of silver and gold; the absence of control over mining operations from which Silver Wheaton purchases silver or gold and risks related to these mining operations including risks related to fluctuations in the price of the primary commodities mined at such operations, actual results of mining and exploration activities, economic and political risks of the jurisdictions in which the mining operations are located and changes in project parameters as plans continue to be refined; and differences in the interpretation or application of tax laws and regulations; as well as those factors discussed in the section entitled “Description of the Business - Risk Factors” in Silver Wheaton's Annual Information Form available on SEDAR at www.sedar.com and in Silver Wheaton's Form 40-F on file with the U.S. Securities and Exchange Commission in Washington, D.C. Forward-looking statements are based on assumptions management believes to be reasonable, including but not limited to: the continued operation of the mining operations from which Silver Wheaton purchases silver or gold, no material adverse change in the market price of commodities, that the mining operations will operate and the mining projects will be completed in accordance with their public statements and achieve their stated production outcomes, and such other assumptions and factors as set out herein. Although Silver Wheaton has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate. Accordingly, readers should not place undue reliance on forward-looking statements. Silver Wheaton does not undertake to update any forward-looking statements that are included or incorporated by reference herein, except in accordance with applicable securities laws.

Consolidated Statement of Operations (unaudited)

	Three Months Ended June 30		Six Months Ended June 30
(US dollars and shares in thousands, except per share amounts - unaudited)	2010	2009	2010	2009

Sales	$95,004	$41,403	$180,942	$78,975
Cost of sales	20,700	11,764	40,868	24,304
Depletion	15,360	6,419	28,911	13,006
	36,060	18,183	69,779	37,310
Earnings from operations	58,944	23,220	111,163	41,665

Expenses and other income
General and administrative [1]	6,118	4,433	13,313	9,011
Gain on mark-to-market of warrants held	(397)	(30)	(233)	(33)
Other	(35)	379	196	(862)
	5,686	4,782	13,276	8,116

Net earnings	53,258	18,438	97,887	33,549

Basic earnings per share	$0.16	$0.07	$0.29	$0.12
Diluted earnings per share	$0.15	$0.06	$0.28	$0.12
Weighted average number of shares outstanding
Basic	342,898	297,973	342,618	284,205
Diluted	348,441	301,235	347,492	286,976

1) Stock based compensation (a non-cash item) included in general and administrative	$2,017	$830	$5,125	$2,689

Consolidated Balance Sheets (unaudited)

	June 30	December 31
(US dollars in thousands - unaudited)	2010	2009

Assets
Current
Cash and cash equivalents	$322,896	$227,566
Accounts receivable	7,912	4,881
Other	1,971	1,027
	332,779	233,474

Long-term investments	97,133	73,747
Silver and gold interests	1,948,208	1,928,476
Other	1,352	1,527
	$2,379,472	$2,237,224

Liabilities
Current
Accounts payable	$1,760	$5,397
Accrued liabilities	4,270	4,578
Current portion of bank debt	28,560	28,560
Current portion of silver interest payments	158,326	130,788
	192,916	169,323

Long-term portion of bank debt	92,900	107,180
Long-term portion of silver interest payments	244,829	236,796
	530,645	513,299

Shareholders' Equity
Issued capital and contributed surplus	1,357,623	1,333,191

Retained earnings	441,721	343,834
Accumulated other comprehensive income	49,483	46,900
	491,204	390,734
	1,848,827	1,723,925
	$2,379,472	$2,237,224

Consolidated Statement of Cash Flows (unaudited)

	Three Months Ended June 30		Six Months Ended June 30
(US dollars in thousands - unaudited)	2010	2009	2010	2009

Operating Activities
Net earnings	$53,258	$18,438	$97,887	$33,549
Items not affecting cash
Depreciation and depletion	15,426	6,482	29,042	13,130
Stock based compensation	2,017	830	5,125	2,689
Gain on mark-to-market of warrants held	(397)	(30)	(233)	(33)
Other	244	(325)	372	190
Change in non-cash operating working capital	(3,558)	1,058	(7,603)	48
Cash generated by operating activities	66,990	26,453	124,590	49,573

Financing Activities
Bank debt repaid	(7,140)	(7,140)	(14,280)	(227,780)
Shares issued	-	-	-	230,424
Share issue costs	-	(427)	(85)	(9,975)
Share purchase warrants exercised	839	77	1,006	163
Share purchase options exercised	15,008	1,502	18,302	1,589
Cash generated by (applied to) financing activities	8,707	(5,988)	4,943	(5,579)

Investing Activities
Silver and gold interests	(13,194)	(1,276)	(13,711)	(4,647)
Acquisition of Silverstone Resources Corp., net of cash acquired	-	2,668	(201)	2,668
Long-term investments	(19,754)	-	(20,889)	-
Other	417	(72)	406	16
Cash (applied to) generated by investing activities	(32,531)	1,320	(34,395)	(1,963)
Effect of exchange rate changes on cash and cash equivalents	72	61	192	(551)
Increase in cash and cash equivalents	43,238	21,846	95,330	41,480
Cash and cash equivalents, beginning of period	279,658	26,744	227,566	7,110
Cash and cash equivalents, end of period	$322,896	$48,590	$322,896	$48,590

Results of Operations (unaudited)

Three Months Ended June 30, 2010

	Ounces produced[3]	Ounces sold	Sales (US$'s)	Average realized price (US$'s per ounce)	Total cash cost (US$'s per ounce)[4]	Total depletion (US$'s per ounce)[4]	Net earnings (loss) (US$'s)	Cash flow from (used in) operations (US$'s)

Silver
San Dimas	1,110	1,076	$19,999	$18.58	$4.04	$0.79	$14,804	$15,651
Zinkgruvan	478	313	5,727	18.29	4.04	1.72	3,924	4,352
Yauliyacu	692	517	9,688	18.74	3.98	3.47	5,835	7,610
Peñasquito	800	656	12,111	18.46	3.90	2.54	7,885	9,553
Minto	49	46	860	18.63	3.90	3.69	510	819
Cozamin	286	412	7,588	18.44	4.04	4.62	4,022	5,620
Barrick [5]	697	727	13,242	18.20	3.90	3.55	7,825	9,205
Other [6]	1,159	897	16,544	18.45	3.92	4.53	8,965	12,844
	5,271	4,644	$85,759	$18.46	$3.97	$2.92	$53,770	$65,654
Gold
Minto	5,802	7,584	$9,245	$1,219	$300	$237	$5,174	$7,633
Silver Equivalent [7]	5,651	5,140	$95,004	$18.48	$4.03	$2.99	$58,944	$73,287
Corporate							(5,686)	(6,297)
	5,651	5,140	$95,004	$18.48	$4.03	$2.99	$53,258	$66,990

1)	All figures in thousands except gold ounces produced and sold and per ounce amounts.
2)	Ounces produced represent the quantity of silver and gold contained in concentrate or doré prior to smelting or refining deductions.
3)	Certain production figures are based on management estimates.
4)	Refer to discussion on non-GAAP measures at the end of this press release.
5)	Comprised of the Lagunas Norte, Pierina and Veladero mines.
6)	Comprised of the Los Filos, San Martin, La Negra, Mineral Park, Neves-Corvo, Stratoni and Campo Morado mines.
7)	Gold ounces produced and sold are converted to a silver equivalent basis on the ratio of the average silver price received to the average gold price received during the period.

Three Months Ended June 30, 2009

	Ounces produced		Ounces sold		Sales (US$'s)		Average realized price (US$'s per ounce)	Total cash cost (US$'s per ounce)[3]	Total depletion (US$'s per ounce)[3]	Net earnings (loss) (US$'s)	Cash flow from (used in) operations (US$'s)

Silver
San Dimas	1,264		1,254		$17,577		$14.02	$4.02	$0.65	$11,721	$12,538
Zinkgruvan	480		469		6,746		14.38	4.02	1.78	4,024	5,159
Yauliyacu	870		546		7,593		13.91	3.94	3.47	3,546	5,442
Peñasquito	162		130		1,853		14.28	3.90	2.35	1,041	1,347
Minto	37	[5]	(1)[4]		(7)	[4]	13.11	3.90	4.42	(3)	15
Cozamin	262	[5]	213		2,935		13.78	4.00	4.66	1,090	3,388
Other [6]	750	[5]	327		4,571		13.92	3.92	4.67	1,751	3,656
	3,825		2,938		$41,268		$14.04	$3.99	$2.17	$23,170	$31,545
Gold
Minto	6,823	[5]	145	[4]	$135	[4]	$925	$300	$284	$50	$192
Silver Equivalent [7]	4,253		2,950		$41,403		$14.04	$3.99	$2.18	$23,220	$31,737
Corporate										(4,782)	(5,284)
	4,253		2,950		$41,403		$14.04	$3.99	$2.18	$18,438	$26,453

1)	All figures in thousands except gold ounces produced and sold and per ounce amounts.
2)	Ounces produced represent the quantity of silver contained in concentrate or doré prior to smelting or refining deductions.
3)	Refer to discussion on non-GAAP measures at the end of this press release.
4)	No concentrate shipments were made during the period. Amounts reflected above represent provisional invoice adjustments.
5)	Production figures for Silverstone assets acquired have been pro rated based on the number of days in the quarter following the Silverstone acquisition.
6)	Comprised of the Los Filos, San Martin, La Negra, Mineral Park, Neves-Corvo, Stratoni and Campo Morado mines.
7)	Gold ounces produced and sold are converted to a silver equivalent basis on the ratio of the average silver price received to the average gold price received during the period.

Six Months Ended June 30, 2010

	Ounces produced[3]	Ounces sold	Sales (US$'s)	Average realized price (US$'s per ounce)	Total cash cost (US$'s per ounce)[4]	Total depletion (US$'s per ounce)[4]	Net earnings (loss) (US$'s)	Cash flow from (used in) operations (US$'s)

Silver
San Dimas	2,316	2,282	$40,850	$17.90	$4.04	$0.79	$29,837	$31,631
Zinkgruvan	865	811	14,284	17.61	4.04	1.72	9,615	10,056
Yauliyacu	1,429	1,098	19,824	18.05	3.98	3.47	11,645	15,460
Peñasquito	1,320	1,080	19,486	18.05	3.90	2.54	12,528	15,275
Minto	111	93	1,649	17.61	3.90	3.69	939	1,227
Cozamin	687	693	12,401	17.91	4.03	4.62	6,413	9,656
Barrick [5]	1,477	1,510	26,740	17.71	3.90	3.52	15,530	17,615
Other [6]	2,012	1,504	26,987	17.95	3.92	4.32	14,598	21,417
	10,217	9,071	$162,221	$17.88	$3.97	$2.77	$101,105	$122,337
Gold
Minto	13,358	16,194	$18,721	$1,156	$300	$235	$10,058	$13,386

Silver Equivalent [7]	11,097	10,138	$180,942	$17.85	$4.03	$2.85	$111,163	$135,723
Corporate							(13,276)	(11,133)
	11,097	10,138	$180,942	$17.85	$4.03	$2.85	$97,887	$124,590

1)	All figures in thousands except gold ounces produced and sold and per ounce amounts.
2)	Ounces produced represent the quantity of silver and gold contained in concentrate or doré prior to smelting or refining deductions.
3)	Certain production figures are based on management estimates.
4)	Refer to discussion on non-GAAP measures at the end of this press release.
5)	Comprised of the Lagunas Norte, Pierina and Veladero mines.
6)	Comprised of the Los Filos, San Martin, La Negra, Mineral Park, Neves-Corvo, Stratoni and Campo Morado mines.
7)	Gold ounces produced and sold are converted to a silver equivalent basis on the ratio of the average silver price received to the average gold price received during the period.

Six Months Ended June 30, 2009

	Ounces produced		Ounces sold		Sales (US$'s)		Average realized price (US$'s per ounce)	Total cash cost (US$'s per ounce)[3]	Total depletion (US$'s per ounce)[3]	Net earnings (loss) (US$'s)	Cash flow from (used in) operation (US$'s)

Silver
San Dimas	2,587		2,606		$34,104		$13.09	$4.02	$0.74	$21,697	$23,628
Zinkgruvan	941		920		12,162		13.22	4.02	1.78	6,825	8,379
Yauliyacu	1,609		1,289		16,282		12.63	3.92	3.47	6,758	11,233
Peñasquito	322		265		3,414		12.89	3.90	2.35	1,758	2,381
Minto	37	[5]	(1)[4]		(7)[4]		13.11	3.90	4.42	(3)	15
Cozamin	262	[5]	213		2,935		13.78	4.00	4.66	1,090	3,388
Other [6]	1,309	[5]	804		9,950		12.36	3.92	4.10	3,490	7,487
	7,067		6,096		$78,840		$12.93	$3.98	$2.13	$41,615	$56,511
Gold
Minto	6,823	[5]	145	[4]	$135	[4]	$925	$300	$284	$50	$192

Silver Equivalent [7]	7,495		6,108		$78,975		$12.93	$3.98	$2.13	$41,665	$56,703
Corporate										(8,116)	(7,130)
	7,495		6,108		$78,975		$12.93	$3.98	$2.13	$33,549	$49,573

1)	All figures in thousands except gold ounces produced and sold and per ounce amounts.
2)	Ounces produced represent the quantity of silver and gold contained in concentrate or doré prior to smelting or refining deductions.
3)	Refer to discussion on non-GAAP measures at the end of this press release.
4)	No concentrate shipments were made during the period. Amounts reflected above represent provisional invoice adjustments.
5)	Production figures for Silverstone assets acquired have been pro rated based on the number of days in the quarter following the Silverstone acquisition.
6)	Comprised of the Los Filos, San Martin, La Negra, Mineral Park, Neves-Corvo, Stratoni and Campo Morado mines.
7)	Gold ounces produced and sold are converted to a silver equivalent basis on the ratio of the average silver price received to the average gold price received during the period.

Non-GAAP Measures

Silver Wheaton has included, throughout this document, certain non-GAAP performance measures, including total cash costs of silver and gold on a sales basis, as well as operating cash flows per share and cash operating margin. These non-GAAP measures do not have any standardized meaning prescribed by GAAP, nor are they necessarily comparable with similar measures presented by other companies. Cash costs are presented as they represent an industry standard method of comparing certain costs on a per unit basis. Cash operating margin is defined as the realized selling price less total cash cost per silver equivalent ounce. The Company believes that certain investors use this information to evaluate the Company’s performance. The data is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. During the three months ended June 30, 2010, the Company’s total cash costs, which were equivalent to the Company’s cost of sales in accordance with GAAP, were US$3.97 per ounce of silver and US$300 per ounce of gold (three months ended June 30, 2009 – US$3.97 per ounce of silver and US$300 per ounce of gold).

For further information, please contact:

Brad Kopp
Vice President, Investor Relations
Silver Wheaton Corp.
Tel: 1-800-380-8687
Email: info@silverwheaton.com
Website: www.silverwheaton.com